Exhibit (k)(3)

MONEY MARKET ACCOUNT EXPENSE WAIVER RECOUPMENT AGREEMENT

COLLEGE RETIREMENT EQUITIES FUND (“CREF”)

AND

TEACHERS INSURANCE AND ANNUITY
ASSOCIATION OF AMERICA (“TIAA”)

April 29, 2022

CREF, a New York not-for-profit corporation registered as an open-end management investment company under the Investment Company Act of 1940 and TIAA, a New York insurance company, enter into this Agreement, which will take effect on April 29, 2022.

Whereas: TIAA and its affiliates provide all services necessary for CREF’s operations at cost; and

Whereas: TIAA previously voluntarily held back and did not charge (“waived”) a portion of the expenses of the CREF Money Market Account so that each class of units of the Money Market Account available at that time (Class R1, Class R2 and Class R3) could maintain a one-day yield that was positive or not less than 0.00%, as authorized by the New York State Department of Financial Services (“NYDFS”) pursuant to a prior agreement between TIAA and CREF that terminated on December 31, 2021 (the “Prior Agreement”); and

Whereas: TIAA and CREF have determined for the Account to provide an opportunity for TIAA to release (“recoup”) expenses previously waived by TIAA under the Prior Agreement (the “Waived Amounts”) for a three-year period with respect to each Class of CREF under certain circumstances; and

Whereas: CREF has determined to launch a new Class on April 29, 2020, Class R4, which will initially consist of assets transferred from the existing Class R1, R2 or R3; and

Whereas: CREF believes it is fair for any recoupment liability incurred by Class R1, R2, and R3 under the Prior Agreement to transfer to Class R4 on a pro rata basis with the assets transferred to Class R4 from these existing Classes; now therefore:

The Parties agree as follows:

1. Class Attribution of Waived Amounts. Under the Prior Agreement, the Waived Amounts were attributable to the existing Class R1, R2 or R3. Subsequent to the Prior Agreement, CREF launched Class R4, which will initially consist of assets transferred from the three existing classes. Therefore, any Waived Amounts attributable to the transferred amounts from Class R1, R2 or R3 shall, upon such transfer, thereafter be attributable to Class R4 on a pro rata basis for purposes of recoupment under this Agreement.

2. Recoupment of Waived Amounts. On any valuation day that the gross income of any Class of the Account exceeds its total expenses, TIAA may release (“recoup”) a portion of the amounts waived under the Previous Agreement within the previous 36-month period attributable to this Class (this period commences with first day of the 36th month beginning prior to the end of the month in which the recoupment is made), as follows:

TIAA CONFIDENTIAL

a. The amount of recoupment (“Recoupment Amount”) will be calculated based on 25% of the Class’ net income (the excess of gross income over expenses) for a given valuation day and will be applied on the next AUV calculation;

b. Amounts recouped shall first be netted against Waived Amounts for the Class for the current month, then to the Monthly Waiver Amount (as described in Paragraph 3) for the earliest month within the 36-month period until fully recouped, then to the Monthly Waived Amount for the next earliest month, and so forth. Recoupment within each month shall be attributable to a Class’ Distribution Expenses and Administrative Expenses in proportion to the attribution for the month from which the waiver is being recouped.

c. TIAA’s ability to receive Recoupment Amounts shall survive termination of this Agreement.

3. Tracking the Recoupment Amounts. On any valuation day that TIAA recoups an amount from a Class of the Account under Paragraph 2, the Recoupment Amount will be recorded in a Tracking Account. At the end of each month, the Waived Amounts for a Class for that month will be aggregated and netted against Recoupment Amounts for that Class for that month (the net total of the Waived Amounts over Recoupment Amounts for the Class for the month, if positive, will be referred to as the Monthly Waived Amount). There will be a separate sub-total for Monthly Waived Amounts per Class relating to Distribution Expenses, Administrative Expenses and Investment Management Expenses.

4. Notice to the CREF Board. TIAA will report to the CREF Board of Trustees on a quarterly basis with respect to amounts recouped by each Class of the Account under this Agreement.

5. Termination. This Agreement shall operate only at the pleasure and discretion of NYDFS. Additionally, NYDFS may terminate this Agreement at any time. However, in no event shall the recouped amounts exceed those permitted by this Agreement.

The parties have caused this Agreement to be signed by their respective duly authorized officers, as of the date first above written.

COLLEGE RETIREMENT EQUITIES FUND
on behalf of its Money Market Account

By:

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

By:

TIAA CONFIDENTIAL